Exhibit 99.6

NUTRIEN LTD.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Nutrien Ltd. (“Nutrien”)
122 – 1st Avenue South, Suite 500	13131 Lake Fraser Drive S.E.
Saskatoon, Saskatchewan S7K 7G3	Calgary, Alberta T2J 7E8

2.	Date of Material Change:

January 1, 2018

3.	News Release:

A news release disclosing the information contained in this material change report was issued by Nutrien on January 2, 2018 and disseminated through the facilities of a recognized news service and, in the normal course of such dissemination, would have been received by the securities commissions or similar authorities in each of the jurisdictions in which Nutrien is a reporting issuer and by each of the stock exchanges on which Nutrien’s securities are listed and posted for trading.

4.	Summary of Material Change:

Effective January 1, 2018, Agrium Inc. (“Agrium”) and Potash Corporation of Saskatchewan Inc. (“PotashCorp”) completed a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, involving, among others, Nutrien, Agrium and PotashCorp, pursuant to an Arrangement Agreement dated September 11, 2016 (the “Arrangement Agreement”) and the Plan of Arrangement (as defined in the Arrangement Agreement).

Pursuant to the Arrangement, the holders of common shares of Agrium (“Agrium Shares”) received common shares (“Nutrien Shares”) of Nutrien at a ratio of 2.23 Nutrien Shares for each Agrium Share (the “Agrium Exchange Ratio”) and the holders of common shares of PotashCorp (“PotashCorp Shares”) received Nutrien Shares at a ratio of 0.40 of a Nutrien Share for each PotashCorp Share (the “PotashCorp Exchange Ratio”).

As a result of completing the Arrangement, Agrium and PotashCorp are indirect, wholly-owned subsidiaries of Nutrien.

5.	Full Description of Material Change:

5.1	Full Description of Material Change

Effective January 1, 2018, Agrium and Potash completed the Arrangement involving, among others, Nutrien, Agrium and PotashCorp, all in accordance with the Arrangement Agreement and the Plan of Arrangement. As a result of completing the Arrangement, Agrium and PotashCorp are indirect, wholly-owned subsidiaries of Nutrien.

Under the Arrangement, the holders of Agrium Shares received Nutrien Shares based on the Agrium Exchange Ratio and the holders of PotashCorp received Nutrien Shares based on the

PotashCorp Exchange Ratio. Pursuant to the Arrangement, Nutrien issued an aggregate of 644,197,473 Nutrien Shares to the former holders of Agrium Shares and PotashCorp Shares.

The Nutrien Shares have been listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “NTR”.

In addition, upon completion of the Arrangement, each equity-based incentive award of Agrium and PotashCorp was assumed or replaced by Nutrien based on the Agrium Exchange Ratio and PotashCorp Exchange Ratio, as applicable, and all other material terms and conditions of each such equity-based incentive award remained substantially similar with their pre-Arrangement terms and conditions.

Effective on closing of the Arrangement, the following individuals were appointed to the board of directors of Nutrien: Jochen E. Tilk, Charles (Chuck) V. Magro, Christopher M. Burley, Maura J. Clark, John W. Estey, David C. Everitt, Russell K. Girling, Gerald W. Grandey, Miranda C. Hubbs, Alice D. Laberge, Consuelo E. Madere, Keith G. Martell, A. Anne McLellan, Derek G. Pannell, Aaron W. Regent, and Mayo M. Schmidt.

In addition, the following individuals were appointed as executive officers of Nutrien: Jochen E. Tilk, as the Executive Chair; Charles (Chuck) V. Magro, as the President & Chief Executive Officer; Wayne Brownlee, as the Executive Vice President & Chief Financial Officer; Steve J. Douglas, as the Executive Vice President & Chief Integration Officer; Henry (Harry) Deans, as the Executive Vice President and President, Nitrogen; Michael J. Frank, as the Executive Vice President and President, Retail; Kevin Graham, as the Executive Vice President and President, Sales; Susan Jones, as the Executive Vice President and President, Phosphate; Lee Knafelc, as the Executive Vice President and Chief Sustainability Officer; Leslie O’Donoghue, as the Executive Vice President & Chief Strategy & Corporate Development Officer; Joseph Podwika, as the Executive Vice President & Chief Legal Officer; Brent Poohkay, as the Executive Vice President & Chief Information Officer; Raef Sully, as the Executive Vice President and President, Potash; Mike Webb, as the Executive Vice President & Chief Human Resources Officer; and Robert Kirkpatrick, as the Vice President & Corporate Secretary.

In connection with completion of the Arrangement, Agrium has committed to complete the sale of its Conda, Idaho, phosphate production facility and related assets to Itafos Conda LLC no later than ten business days from the effective date of the Arrangement. Agrium has also committed to complete the sale of its North Bend, Ohio Nitric Acid facility and related assets to Trammo Nitrogen Products, Inc., a wholly-owned subsidiary of Trammo Inc. no later than ten business days from the effective date of the Arrangement.

Also, in connection with the Arrangement, PotashCorp has committed to divest its minority shareholdings in Arab Potash Company and Sociedad Química y Minera de Chile S.A. within 18 months of November 2, 2017 and Israel Chemicals Ltd. within nine months from the closing of the Arrangement.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of Nutrien who is knowledgeable about the material change and this material change report is:

Joseph Podwika

Executive Vice President & Chief Legal Officer

Phone: (306) 933-8500

9.	Date of Report:

January 2, 2018